UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 1)*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751 103

(CUSIP Number)

Peter A. Lodwick, Esq.

The Container Store Group, Inc.

500 Freeport Parkway

Coppell, Texas 75019

(972) 538-6507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: William Arthur Tindell, III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,668,717

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,668,717

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,717

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 3.5%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016, and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 210751 103	Schedule 13D

(1)	Name of Reporting Persons: Sharon Tindell

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,726,684

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,726,684

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,726,684

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 3.6%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016, and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 210751 103	Schedule 13D

(1)	Name of Reporting Persons: Melissa Reiff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 804,989

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 804,989

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 804,989

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 1.7%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016, and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 210751 103	Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 18, 2013 with the Securities and Exchange Commission (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of the Issuer.  Capitalized terms not defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

Item 4.         Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Common Stock acquired by the Reporting Persons in the Exchange and the other Common Stock included in this Schedule 13D are held or beneficially owned by the Reporting Persons for investment purposes.  However, the Reporting Persons are the:

•                  Chief Executive Officer and Chairman of the Board of Directors;

•                  Chief Merchandising Officer and director; and

•                  President and Chief Operating Officer and director,

of the Issuer, respectively. As such, the Reporting Persons intend to participate in and actively influence the affairs of the Issuer.  The Reporting Persons expect to acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Persons may dispose of a portion of their respective interests in the Issuer through public or private sales, transfers to trusts with which the Reporting Persons may or may not serve as a trustee, or by gift or donation to family members, charitable organizations or third parties.  In the ordinary course of their duties as executive officers and directors of the Issuer, the Reporting Persons have and expect in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D with the Issuer.

Pursuant to the approval of the Issuer’s Board of Directors (the “Board”) on May 5, 2016, effective July 1, 2016, Melissa Reiff, current President and Chief Operating Officer, will become the Issuer’s Chief Executive Officer, succeeding William A. “Kip” Tindell, III, and Sharon Tindell, will add President to her current Chief Merchandising Officer title.  William A. “Kip” Tindell, III, current Chairman and Chief Executive Officer, will retain his role as Chairman of the Board.

Pursuant to a stockholders agreement entered into by the Issuer, Reporting Persons and Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), and TCS Co-Invest, LLC, a Delaware limited liability company (“TCS Co-Invest”, and together with GEI V and GEI Side V, the “Investors”), on August 16, 2007, the Reporting Persons held certain registration rights relating to the Issuer.  Upon the closing of the Issuer’s initial public offering (the “IPO”), this stockholders agreement was amended and restated (the “Amended Stockholders Agreement”) such that the registration rights provisions, which include the obligation of the Reporting Persons to agree to enter into “holdback” arrangements of the kind discussed in the following paragraph, remain in effect.  For further information, see Item 6 hereof, and the Amended Stockholders Agreement filed with the Original Schedule 13D as Exhibit 2.

Concurrently with the closing of the IPO, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with the Investors. The Voting Agreement provided that, for so long as the

CUSIP No. 210751 103	Schedule 13D

Investors and the Reporting Persons collectively held at least 40% of the Issuer’s outstanding Common Stock, or the agreement is otherwise terminated in accordance with its terms, the Investors would vote their shares of the Issuer’s Common Stock in favor of the election of each of the Reporting Persons to the Board upon their nomination by the Nominating and Corporate Governance Committee of the Board and each of the Reporting Persons would vote their shares of the Issuer’s Common Stock in favor of the election of the directors affiliated with the Investors upon their nomination by the Nominating and Corporate Governance Committee of the Board.  On May 6, 2016, the Reporting Persons entered into a Termination of Voting Agreement (the “Termination Agreement”) with the Investors, pursuant to which the parties agreed to terminate the Voting Agreement; provided that each Investor has agreed to vote all shares of Common Stock owned or held of record by such Investor at the annual meeting of the Issuer’s stockholders to be held in 2016 (the “2016 Annual Meeting”), in favor of, or to take all actions by written consent in lieu of any such 2016 Annual Meeting as are necessary, to cause the election of William A. “Kip” Tindell, III as a member of the Board to the extent such person is nominated for election as a director by the Nominating and Corporate Governance Committee of the Board.  For further information, see Item 6 hereof, and the Termination Agreement filed herewith as Exhibit 6.

Item 5.         Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.

As a result of entering into the Termination Agreement, which includes a proviso specifying the Investors’ obligations related to the election of Mr. Tindell to the Board at the 2016 Annual Meeting, the Reporting Persons are deemed to be a group with the Investors.  This group collectively beneficially owns 31,757,873 shares of Common Stock.  Of these 31,757,873 shares of Common Stock:

•                  the Reporting Persons collectively beneficially own 4,200,390 shares of Common Stock.  Of these 4,200,390 shares of Common stock:

•                  William A. “Kip” Tindell beneficially owns 1,668,717 shares of Common Stock, of which 85,000 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013, and 1,583,717 are directly held shares of Common Stock;

•                  Sharon Tindell beneficially owns 1,726,684 shares of Common Stock, of which 104,553 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013, and 1,622,131 are directly held shares of Common Stock; and

•                  Melissa Reiff beneficially owns 804,989 shares of Common Stock, of which 37,723 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on June 20, 2012, 522,934 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013, and 244,332 are directly held shares of Common Stock.

•                  the Investors, and their affiliates, collectively beneficially own 27,557,483 shares of Common Stock.  Of the 27,557,483 shares of Common Stock:

•                  GEI V directly holds 20,952,262 shares of Common Stock, GEI Side V directly holds 6,285,164 shares of Common Stock, and TCS Co-Invest directly holds 269,118 shares of Common Stock.

CUSIP No. 210751 103	Schedule 13D

•                  Jonathan D. Sokoloff and Timothy J. Flynn each beneficially owns 16,980 shares of Common Stock receivable upon the exercise of currently exercisable stock options, 13,603 of which were granted on October 31, 2013 and 3,377 of which were granted on October 27, 2014, and J. Kristofer Galashan beneficially owns 16,979 shares of Common Stock receivable upon the exercise of currently exercisable stock options, 13,602 of which were granted on October 31, 2013 and 3,377 of which were granted on October 27, 2014.

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Original Schedule 13D as follows:

On May 6, 2016, the Reporting Persons entered into the Termination Agreement with the Investors, pursuant to which the parties agreed to terminate the Voting Agreement; provided that each Investor has agreed to vote all shares of Common Stock owned or held of record by such Investor at the 2016 Annual Meeting, in favor of, or to take all actions by written consent in lieu of any such 2016 Annual Meeting as are necessary, to cause the election of William A. “Kip” Tindell, III as a member of the Board to the extent such person is nominated for election as a director by the Nominating and Corporate Governance Committee of the Board.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, filed herewith as Exhibit 6 and incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D as follows:

Exhibit 5                                               Joint Filing Agreement, dated November 18, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Original Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit 6                                               Termination of Voting Agreement, dated as of May 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016

	By:	/s/ WILLIAM A. TINDELL, III
Name: William A. “Kip” Tindell, III

	By:	/s/ SHARON TINDELL
Name: Sharon Tindell

	By:	/s/ MELISSA REIFF
Name: Melissa Reiff

CUSIP No. 210751 103	Schedule 13D

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 5

Joint Filing Agreement, dated November 18, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Original Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit 6	Termination of Voting Agreement, dated as of May 6, 2016.